Exhibit 2

Company Number:  3407696

COMPANY LIMITED BY SHARES

RESOLUTION

OF

BRITISH AMERICAN TOBACCO p.l.c.

Passed on the 19th day of July 2017

At a GENERAL MEETING of British American Tobacco p.l.c. (the “Company”) duly convened and held on 19 July 2017 at 2.00pm at Hilton London Bankside, 2-8 Great Suffolk Street, London SE1 0UG, United Kingdom the following resolution was duly passed by the Company:-

ORDINARY RESOLUTION

Resolution 1 - Approval of the Proposed Acquisition and allotment of shares

THAT

A.
the acquisition, by a subsidiary of the Company, of the remaining 57.8% of the common stock of Reynolds American Inc., not already held by the Company or its subsidiaries, which will be effected through a statutory merger pursuant to the laws of North Carolina (the “Proposed Acquisition”), substantially in the manner and on the terms and subject to the conditions of the Merger Agreement (as defined in, and particulars of which are summarised in, the circular of the Company dated 14 June 2017), together with all other agreements and ancillary arrangements contemplated by the Merger Agreement, be and are hereby approved and that the directors of the Company (or any duly authorised committee thereof) be authorised to make any non-material amendments, variations, waivers or extensions to the terms of the Proposed Acquisition or the Merger Agreement which they in their absolute discretion consider necessary, appropriate or desirable and to take all such steps and to do all such things which they consider necessary, appropriate or desirable to implement, or in connection with, the Proposed Acquisition, including, without limitation, the waiver of any conditions to the Merger Agreement; and

B.
without prejudice to all existing authorities conferred on the directors of the Company, the directors of the Company be and they are hereby generally and unconditionally authorised in accordance with section 551 of the Companies Act 2006 to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company (“Rights”) pursuant to or in connection with the Proposed Acquisition up to an aggregate nominal amount of £108,889,167, provided that this authority shall expire at the conclusion of the Company’s next annual general meeting save that the Company shall be entitled to make offers or agreements before the expiry of such authority which would or might require shares to be allotted or Rights to be granted after such expiry and the directors of the Company shall be entitled to allot shares and grant Rights pursuant to any such offer or agreement as if this authority had not expired.

DATED THIS 19th day of July 2017	Chairman